March 6, 2015

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enviva Partners, LP

Amendment No. 1 to Registration Statement on Form S-1

Filed December 3, 2014

File No. 333-199625

Ladies and Gentlemen:

Set forth below is the response of Enviva Partners, LP (the “Registrant”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2014, with respect to the above-captioned Amendment No. 1 to Registration Statement on Form S-1, File No. 333-199625, filed on December 3, 2014 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Registrant is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR.

The Registrant’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Exhibits, page II-4

1.	It appears that the exhibits and schedules to Exhibit 10.4 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please advise.

RESPONSE: The Registrant has revised Amendment No. 1 accordingly. Please see Exhibit 10.4.

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Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission March 6, 2015  Page 2

Please direct any questions you have with respect to the foregoing response or Amendment No. 2 to me at (713) 758-4629 or to Chris Mathiesen at (713) 758-2173.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. – Enviva Partners, LP
Sean Wheeler – Latham & Watkins LLP